SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-31199; File No. 812-13970]

Citigroup Global Markets Inc., et al.; Notice of Application and Temporary Order

August 6, 2014

Agency: Securities and Exchange Commission ("Commission").

Action: Temporary order and notice of application for a permanent order under section

9(c) of the Investment Company Act of 1940 ("Act").

Summary of Application: Applicants have received a temporary order exempting them

from section 9(a) of the Act, with respect to an injunction entered against Citigroup Global

Markets Inc. ("CGMI") on August 5, 2014 by the United States District Court for the

Southern District of New York ("Injunction"), until the Commission takes final action on

an application for a permanent order. Applicants also have applied for a permanent order.

Applicants: CGMI, CEFOF GP I Corp. ("CEFOF"), CELFOF GP Corp. ("CELFOF"),

Citibank, N.A. ("Citibank"), Citigroup Alternative Investments LLC ("Citigroup

Alternative"), Citigroup Capital Partners I GP I Corp. ("CCP I"), Citigroup Capital

Partners I GP II Corp. ("CCP II"), Citigroup Private Equity (Offshore) LLC ("CPE

(Offshore)"), Citigroup First Investment Management Americas LLC ("CFIMA," and

along with CGMI, CEFOF, CELFOF, Citibank, Citigroup Alternative, CCP I, CCP II, and

CPE (Offshore), the "Applicants").[1]

Filing Date: The application was filed on October 20, 2011 and amended on August 5,

2014.

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[1] Applicants request that any relief granted pursuant to the application also apply to any other company of
which CGMI is or may become an affiliated person within the meaning of section 2(a)(3) of the Act
(together with the Applicants, the "Covered Persons").

Hearing or Notification of Hearing: An order granting the application will be issued unless

the Commission orders a hearing. Interested persons may request a hearing by writing to

the Commission's Secretary and serving Applicants with a copy of the request, personally

or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on

September 2, 2014, and should be accompanied by proof of service on Applicants, in the

form of an affidavit, or for lawyers, a certificate of service. Hearing requests should state

the nature of the writer's interest, the reason for the request, and the issues contested.

Persons who wish to be notified of a hearing may request notification by writing to the

Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090; Applicants: CGMI, CEFOF, CELFOF, CCP I, CCP II, CPE

(Offshore), CFIMA, 388 Greenwich Street, New York, NY 10013; Citibank, Citigroup

Alternative, 399 Park Avenue, New York, NY 10043.

For Further Information Contact: Jill Ehrlich, Senior Counsel, at (202) 551-6819, or Mary

Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief

Counsel's Office).

Supplementary Information: The following is a temporary order and a summary of the

application. The complete application may be obtained via the Commission's website by

searching for the file number, or an applicant using the Company name box, at

http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

Applicants' Representations:

1.   Each of the Applicants is an indirect wholly-owned subsidiary of Citigroup

Inc. ("Citigroup"), a diversified financial services company. CGMI is a full service

investment banking firm that engages in securities underwriting, sales and trading, investment banking, financial advisory and investment research services. CGMI is

registered as a broker-dealer under the Securities Exchange Act of 1934 and as an

investment adviser under the Investment Advisers Act of 1940 ("Advisers Act"). It

currently does not serve as principal underwriter or investment adviser of any Funds, but it

may seek to do so in the future.[2] CFIMA is registered as an investment adviser under the

Advisers Act and serves as investment adviser for one or more Funds. CEFOF, CELFOF,

Citibank, Citigroup Alternative, CCP I, CCP II, and CPE (Offshore) ("ESC Advisers")

serve as investment advisers to certain employees' securities companies within the

meaning of section 2(a)(13) of the Act, which provide investment opportunities for certain

eligible employees, officers, directors and persons on retainer of Citigroup and its affiliates

("ESCs" and included in the term "Funds").[3]

      2.   On August 5, 2014, the United States District Court for the Southern

District of New York entered a judgment, which included the Injunction, against CGMI

("Final Judgment") in a matter brought by the Commission.[4] The conduct of CGMI, along

with certain of its affiliates, (together, "Citi") alleged in the complaint ("Complaint")

involved Citi's role in the structuring and marketing of a largely synthetic collateralized

debt obligation ("CDO") whose investment portfolio consisted primarily of credit default

swaps referencing other CDO securities with collateral consisting primarily of residential

mortgage-backed securities. The Complaint alleged that the marketing materials for the

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[2] "Funds" refers to any registered investment company, business development company, or ESC (as defined herein) for which a Covered Person serves as an investment adviser, sub-adviser, general partner or depositor, or any registered open-end investment company, registered unit investment trust or registered face amount certificate company for which a Covered Person serves as principal underwriter.

[3] Greenwich Street Employees Fund, L.P., et al., Investment Company Act Release Nos. 25324 (Dec. 21, 2001) (notice) and 25367 (Jan. 16, 2002) (order) ("ESC Order").

[4] Securities and Exchange Commission v. Citigroup Global Markets Inc., 11-CV-7387 (S.D.N.Y. Aug. 5, 2014).

CDO were materially misleading because they suggested that Citi was acting in the traditional role of an arranging bank, when in fact Citi had allegedly exercised influence over the selection of the assets and had retained a proprietary short position of the assets it had helped select, which gave Citi allegedly undisclosed economic interests adverse to those of the investors in the CDO. The Final Judgment would restrain and enjoin CGMI from violating sections 17(a)(2) and (3) of the Securities Act of 1933. Without admitting or denying any of the allegations in the Complaint, except as to personal and subject matter jurisdiction, CGMI consented to the entry of the Final Judgment and other equitable relief, including certain undertakings and the payment of a civil penalty.

Applicants' Legal Analysis:

1.   Section 9(a)(2) of the Act, in relevant part, prohibits a person who has been enjoined from engaging in or continuing any conduct or practice in connection with the purchase or sale of a security, or in connection with activities as an underwriter, broker or dealer, from acting, among other things, as an investment adviser or depositor of any registered investment company or a principal underwriter for any registered open-end company, registered unit investment trust or registered face-amount certificate company. Section 9(a)(3) of the Act makes the prohibition in section 9(a)(2) applicable to a company, any affiliated person of which has been disqualified under the provisions of section 9(a)(2). Section 2(a)(3) of the Act defines "affiliated person" to include, among others, any person directly or indirectly controlling, controlled by, or under common control with, the other person. Applicants state that CGMI is an affiliated person of each of the other Applicants within the meaning of section 2(a)(3) of the Act. Applicants state that the entry of the Injunction results in Applicants being subject to the disqualification provisions of section 9(a) of the Act.

2.   Section 9(c) of the Act provides that the Commission shall grant an application for exemption from the disqualification provisions of section 9(a) if it is established that these provisions, as applied to the applicants, are unduly or disproportionately severe or that the applicants' conduct has been such as not to make it against the public interest or the protection of investors to grant the exemption. Applicants have filed an application pursuant to section 9(c) seeking a temporary and permanent order exempting them and other Covered Persons from the disqualification provisions of section 9(a) of the Act.

3.   Applicants believe they meet the standard for exemption specified in section 9(c). Applicants state that the prohibitions of section 9(a) as applied to them would be unduly and disproportionately severe and that the conduct of the Applicants has been such as not to make it against the public interest or the protection of investors to grant the exemption from section 9(a).

4.   Applicants state that the alleged conduct giving rise to the Injunction did not involve any of the Applicants acting in the capacity of investment adviser, sub-adviser or depositor for any Fund (including as general partner providing investment advisory services to ESCs) or as principal underwriter for any registered open-end company, registered unit investment trust or registered face-amount certificate company. Applicants also state that, to the best of their knowledge, none of the current directors, officers, or employees of the Applicants that are involved in providing services as investment adviser or sub-adviser of the Funds (including as general partner providing investment advisory services to ESCs) or principal underwriter for any registered open-end company (or any other persons in such roles during the time period covered by the Complaint) participated in the conduct alleged in the Complaint to have constituted the violations that provide a

basis for the Injunction. Applicants further represent that the personnel at CGMI who participated in the conduct alleged in the Complaint to have constituted the violations that provided a basis for the Injunction have had no, and will not have any, involvement in providing advisory or depositary services (including as general partner providing investment advisory services to ESCs) to the Funds or principal underwriting services to any registered open-end company, registered unit investment trust, or registered face-amount certificate company on the behalf of the Applicants or other Covered Persons. Applicants also represent that because the personnel of the Applicants (other than those at CGMI) did not participate in the conduct alleged in the Complaint to have constituted the violations that provide a basis for the Injunction, the shareholders of those Funds were not affected any differently than if those Funds had received services from any other non-affiliated investment adviser or principal underwriter. Applicants state that the alleged conduct did not involve any Fund or the assets of any Fund.

     5.   Applicants state that their inability to continue to provide investment advisory and subadvisory services to the Funds (including as general partner providing investment advisory services to ESCs) and principal underwriting services to any registered open-end company would result in potential hardship for some of the Funds and their shareholders. Applicants state that they will, as soon as reasonably practicable, distribute written materials, including an offer to meet in person to discuss the materials, to the boards of directors of the Funds ("Boards") (excluding, for this purpose, the ESCs) for which the Applicants serve as investment adviser, investment sub-adviser or principal underwriter, including the directors who are not "interested persons," as defined in section 2(a)(19) of the Act, of such Funds, and their independent legal counsel, if any, describing the circumstances that led to the Injunction and any impact on the Funds, and the

application. Applicants state they will provide the Boards with the information concerning the Injunction and the application that is necessary for the Funds to fulfill their disclosure and other obligations under the federal securities laws.

6.   Applicants also state that, if they were barred from providing services to the Funds, the effect on their businesses and employees would be severe. Applicants state that they have committed substantial resources to establishing an expertise in providing advisory and distribution services to Funds. Applicants further state that prohibiting them from providing such services would not only adversely affect their businesses, but would also adversely affect numerous employees who are involved in those activities. Applicants also state that disqualifying the ESC Advisers from continuing to provide investment advisory services to the ESCs is not in the public interest or in the furtherance of the protection of investors. Because the ESCs have been formed for certain key employees, officers and directors of Citigroup and its affiliates, it would not be consistent with the purposes of the ESC provisions of the Act or the terms and conditions of the ESC Order to require another entity not affiliated with Citigroup to manage the ESCs. In addition, participating employees of Citigroup and its affiliates likely subscribed for interests in the ESCs with the expectation that the ESCs would be managed by an affiliate of Citigroup.

7.   Certain of the Applicants previously have applied for and received exemptions under section 9(c) as the result of conduct that triggered section 9(a) of the Act, as described in greater detail in the application.

<u>Applicants' Condition</u>:

Applicants agree that any order granting the requested relief will be subject to the following condition:

Any temporary exemption granted pursuant to the application shall be without prejudice to, and shall not limit the Commission's rights in any manner with respect to, any Commission investigation of, or administrative proceedings involving or against, Covered Persons, including, without limitation, the consideration by the Commission of a permanent exemption from section 9(a) of the Act requested pursuant to the application or the revocation or removal of any temporary exemptions granted under the Act in connection with the application.

<u>Temporary Order</u>:

The Commission has considered the matter and finds that Applicants have made the necessary showing to justify granting a temporary exemption.

Accordingly,

IT IS HEREBY ORDERED, pursuant to section 9(c) of the Act, that Applicants and any other Covered Persons are granted a temporary exemption from the provisions of section 9(a), solely with respect to the Injunction, subject to the condition in the application, from August 5, 2014, until the Commission takes final action on their application for a permanent order.

By the Commission.

Kevin M. O'Neill
Deputy Secretary